UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Rockwell Medical Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

774374102

(CUSIP Number)

David A. Hagelstein

36801 Woodward Avenue, Suite 313

Birmingham, MI 48009

Telephone: (248) 723-3352

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 774374102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Hagelstein Charitable Remainder Unitrust dated November 20, 2003, as amended 33-6339713
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially	7.	Sole Voting Power —
	8.	Shared Voting Power 1,991,593
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,991,593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,991,593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

2 of 7

SCHEDULE 13D/A

CUSIP No. 774374102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David A. Hagelstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially	7.	Sole Voting Power —
	8.	Shared Voting Power 1,991,593
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 1,991,593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,991,593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) IN

3 of 7

This Amendment No. 5 amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on October 29, 2008, as subsequently amended and supplemented by the amendments thereto filed on January 15, 2009, June 3, 2009, March 31, 2011, and December 8, 2011 (collectively, “the Schedule 13D”), which relates to the common stock without par value (“Common Stock”) of Rockwell Medical Technologies, Inc., a Michigan corporation (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

The percentage calculations in the above cover pages, and as set forth below, are based on the total outstanding shares of Common Stock of the Company, 39,916,961, as reported on the cover page of Form 10-Q of the Company filed with the Securities and Exchange Commission on August 1, 2013.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is 30142 Wixom Road, Wixom, MI 48393.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

On November 21, 2011, Mr. Hagelstein as trustee of the David Hagelstein Revocable Living Trust dated October 27, 1993, as amended (the “Revocable Living Trust”) acquired a Common Stock Warrant to purchase 70,834 shares of Common Stock of the Company at a purchase price of $1.65 per share. On May 4, 2011, Mr. Hagelstein as trustee of the Revocable Living Trust acquired a Common Stock Warrant to acquire 25,000 shares of Common Stock of the Company at a purchase price of $4.50 per share. On March 1, 2011, Mr. Hagelstein as trustee of the Revocable Living Trust acquired a Common Stock Warrant to purchase 53,668 shares of Common Stock of the Company at a purchase price of $3.17 per share. On November 23, 2010, Mr. Hagelstein as trustee of the Revocable Living Trust acquired a Common Stock Warrant to purchase 313,000 shares of Common Stock of the Company at a purchase price of $2.10 per share. On October 22, 2010, Mr. Hagelstein as trustee of the Revocable Living Trust acquired a Common Stock Warrant to purchase 400,000 shares of Common Stock of the Company at a purchase price at $2.10 per share. Together, the Common Stock Warrants are referred as the “Warrants”. Each of the Common Stock Warrants was purchased in a private transaction, has an exercise price of $7.18 per share, was immediately exercisable at the time of its respective acquisition, had an expiration date of November 28, 2012, and was acquired through standard margin loans from Morgan Stanley. On November 26, 2012, the Company and Mr. Hagelstein as trustee of the Revocable Living Trust amended the Warrants, pursuant to that certain Amendment to Common Stock Warrant dated November 26, 2012 (the “November 26, 2012 Amendment”), to extend the expiration date to January 28, 2012. On January 28, 2013, the Company and Mr. Hagelstein as trustee of the Revocable Living Trust amended the Warrants, pursuant to that certain Amendment to Common Stock Warrant dated as of January 28, 2013 (the “January 28, 2013 Amendment”), to extend the expiration date to July 31, 2013. In each case, the extension was made for no consideration. On July 31, 2013, the Warrants expired.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The Charitable Remainder Unitrust dated November 20, 2003, as amended, is the owner of 385,593 shares of the Common Stock of the Company. Mr. Hagelstein, through his Revocable Living Trust owns 1,606,000 shares of Common Stock. Together the aggregate shares beneficially owned by the Charitable Remainder Unitrust and

4 of 7

Mr. Hagelstein’s Revocable Living Trust aggregate 1,991,593 shares of Common Stock or 4.9% of the outstanding shares of the Company. Mr. Hagelstein is the sole trustee and beneficiary of the Revocable Living Trust and the sole trustee of the Charitable Remainder Unitrust. As such, Mr. Hagelstein has the power to vote all the shares which are subject to this filing and the power to cause the disposition of such shares.

(b) Mr. Hagelstein in his capacity as trustee of both the Revocable Living Trust and the Charitable Remainder Unitrust has the power to vote or dispose of all the shares of Common Stock held by the Revocable Living Trust and Charitable Remainder Unitrust.

(c) The following transactions in the Company’s Common Stock were effected during the past sixty days:

Mr. Haglestein’s Revocable Living Trust purchased shares in the open market as follows:

Date	Amount of Common Stock	Price Per Share
8/6/2013	800	$4.9685
7/31/2013	55,000	$5.0227
7/30/2013	50,000	$5.0483
7/19/2013	2,200	$5.1999
7/18/2013	39,341	$5.3335
7/12/2013	3,000	$4.8799
7/11/2013	2,000	$4.85
7/9/2013	1,000	$3.4799
7/3/2013	1,000	$3.5651
7/2/2013	700	$3.5179
6/20/2013	500	$3.9199
6/18/2013	300	$4.0791
6/14/2013	400	$3.9499
6/13/2013	3,000	$3.9799
6/11/2013	2,000	$3.9899

On July 26, 2013, Mr. Hagelstein gifted 12,000 shares.

On June 10, 2013, the Charitable Remainder Unitrust distributed 20,870 shares of Common Stock to Mr. Hagelstein’s Revocable Living Trust for no consideration pursuant to the terms of the Charitable Remainder Unitrust.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock or the Common Stock Warrants.

(e) On July 31, 2013, the Warrants expired and Mr. Hagelstein as trustee of the Revocable Living Trust and the trustee of the Charitable Remainder Unitrust ceased to be the beneficial owner of five percent of the Company’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

As referenced in Item 3, the (i) November 26, 2012 Amendment extended the expiration date of the Warrants to January 28, 2013, and (ii) January 28, 2013 Amendment extended the expiration date of the Warrants to July 31, 2013.

5 of 7

Item 7. Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 30, 2011, incorporated by reference to the Schedule 13D/A filed on March 31, 2011.

99.2	Amendment to Common Stock Warrant dated November 26, 2012.

99.3	Amendment to Common Stock Warrant dated as of January 28, 2013.

6 of 7

SIGNATURES

After reasonable Inquiry, and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/s/ David A. Hagelstein
David A. Hagelstein
David Hagelstein Charitable Remainder Unitrust dated, November 20, 2003

By:	/s/ David A. Hagelstein
David A. Hagelstein, Trustee

Date: August 12, 2013

7 of 7

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 30, 2011, incorporated by reference to the Schedule 13D/A filed on March 31, 2011.

99.2	Amendment to Common Stock Warrant dated November 26, 2012.

99.3	Amendment to Common Stock Warrant dated as of January 28, 2013.